Exhibit 99.1

Telesat Signs US$39 Million Contract with SatixFy to Develop and Deliver
Landing Station Baseband Units for Telesat Lightspeed Network

OTTAWA, CANADA, and REHOVOT, ISRAEL - November 4, 2024 – Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that SatixFy Communications Ltd. (“SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, will develop and deliver the Landing Station Baseband Units for the upcoming Telesat Lightspeed Network.

Under the terms of a new agreement, SatixFy will design, develop, and supply Landing Station Baseband systems to Telesat, with deliveries taking place over a 28-month period. These systems will enable high-speed and efficient communication between the Telesat Lightspeed Low Earth Orbit (LEO) satellites and the Landing Stations. The Telesat Lightspeed constellation is designed to deliver global, high-speed, low-latency broadband connectivity for enterprise and government organizations. The total agreement amounts to US$39 million, which includes equipment and non-recurring engineering charges, of which US$5 million was paid to SatixFy in a prior financial reporting period.

“SatixFy’s expertise in developing end-to-end next-generation satellite communications systems makes them an invaluable partner as we continue pushing towards the launch of the Telesat Lightspeed Network,” stated Aneesh Dalvi, Vice President for Telesat Lightspeed Systems Development. “Through this agreement, Telesat will be able to fully integrate its innovative LEO satellites with its global terrestrial network to deliver secure, resilient broadband capabilities that meet the mission-critical requirements of telecom, government and enterprise organizations.”

“We value our strong and growing partnership with Telesat as they look to enhance global connectivity by providing faster and more reliable services to their customers,” said Nir Barkan, Chief Executive Officer of SatixFy. “We are proud to be a critical technology supplier for the Telesat Lightspeed program and this agreement further strengthens our position as the leading provider of chipsets and equipment for the satellite communications industry. We look forward to continuing to expand our relationship with Telesat, as well as other leading satellite service providers and operators.”

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on X, LinkedIn, or visit www.telesat.com.

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Media Contacts:

W2 Communications for Telesat
telesat@w2comm.com

Aviv Sax Nahamoni for SatixFy
info@satixfy.com

Investor Relations Contacts:

James Ratcliffe for Telesat
+1 613 748 8424
ir@telesat.com

Ehud Helft & Kenny Green for SatixFy
EK Global IR
satixfy@ekglobal.com

Telesat Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “ensures” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with Telesat’s business and the Telesat Lightspeed constellation. Known risks and uncertainties include but are not limited to: inflation and rising interest rates; Telesat’s ability to meet the funding conditions of its funding agreements with the Government of Canada and Government of Quebec; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive.

Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2023, and the Forms 6-K that were filed on March 28, 2024, May 10, 2024, and August 14, 2024, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

SatixFy Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses its strategic partnerships; SatixFy’s design, development and delivery of the Landing Station Baseband Units and the timing thereof; the receipt of the remainder of the amounts under the agreement with Telesat and the intended and potential benefits of SatixFy’s technologies. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.